Exhibit 3.2

CERTIFICATE OF AMENDMENT
to the
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
of
REVELATION BIOSCIENCES, INC.

REVELATION BIOSCIENCES, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is Revelation Biosciences, Inc. The Corporation’s original certificate of incorporation was filed with the Secretary of State of the State of Delaware on November 20, 2019 (the “Original Certificate”); the Corporation’s First Amended and Restated Certificate of Incorporation (the “First Amended and Restated Certificate”) was filed on May 11, 2020, which restated the Original Certificate in its entirety; the Corporation’s Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”) was filed on October 7, 2020, which restated the First Amended and Restated Certificate in its entirety. The Corporation’s Third Amended and Restated Certificate of Incorporation (the “Third Amended and Restated Certificate”) was filed on January 10, 2022, which restated the Second Amended and Restated Certificate in its entirety.

SECOND: ARTICLE IV of the Corporation’s Third Amended and Restated Certificate shall be amended by amending and restating such section, which shall read as follows:

ARTICLE IV

CAPITAL STOCK

(a) Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation is authorized to issue (after giving effect to the Reverse Stock Split described in paragraph (b) of this Article IV) is 505,000,000 shares, consisting of 500,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

(b) Reverse Stock Split. Effective as of 12:01 a.m., Eastern Standard Time on February 1, 2023 (the Effective Time of this Certificate of Amendment pursuant to the Section 242 of the General Corporation Law of the State of Delaware (the “Effective Time”)), each thirty-five (35) shares of the Corporation’s Common Stock, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable shares of common stock, par value of $0.001 per share (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a whole share of New Common Stock in lieu of any fractional share created as a result of such Reverse Stock Split.

(c) Classification of Preferred Stock. Subject to any vote expressly required by this Third Amended and Restated Certificate of Incorporation, authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Delaware General Corporation Law. Without limiting the generality of the foregoing, and subject to the rights of any series of Preferred Stock then outstanding, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extent permitted by the Delaware General Corporation Law.

THIRD: The stockholders of the Corporation have duly approved the foregoing amendments in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate of Amendment shall be effective as of 12:01 a.m., Eastern Standard Time on February 1, 2023.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 30th day of January, 2023.

REVELATION BIOSCIENCES, INC.

By:	/s/ Chester S. Zygmont, III
Name:	Chester S. Zygmont, III
Title:	Chief Financial Officer